Exhibit A

Name of Fund	Expense Cap (% of average net assets)	Effective Date	Expense Cap Term
First Trust Preferred Securities and Income Fund	1.15%	January 11, 2011	March 1, 2027
First Trust Short Duration High Income Fund	1.00%	November 1, 2012	March 1, 2027
First Trust Managed Municipal Fund	0.65%	June 14, 2022	March 1, 2027
First Trust WCM Focused Global Growth Fund	1.05%	October 2, 2024	March 1, 2027